                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 5)

                              --------------------

                              TELECOM ITALIA S.P.A.
                                (Name of Issuer)

                     ORDINARY SHARES OF EURO 0.55 PAR VALUE
                               PER ORDINARY SHARE
                         (Title of Class of Securities)

                                    87927W10
                                 (CUSIP Number)

                                  GERARDO RIZZI
                                INTESABCI S.P.A.
                            PIAZZA PAOLO FERRARI, 10
                               MILAN 20121, ITALY
                                011 02 88 66 3739
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 With a copy to:
                            DANIEL A. NINIVAGGI, ESQ.
                                WINSTON & STRAWN
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 294-6700


                                FEBRUARY 14, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 4 Pages)

                                  SCHEDULE 13D

------------------------------------------------
CUSIP No.   87927W10
------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         IntesaBci S.p.A.

-------------------------------------------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                 (a)  [X]
                                                                                          (b)  [ ]

-------------------------------------------------------------------------------------------------------------------
3.       SEC USE ONLY

-------------------------------------------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         WC

-------------------------------------------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                               [ ]
-------------------------------------------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Republic of Italy

-------------------------------------------------------------------------------------------------------------------
         NUMBER OF SHARES                        7.     SOLE VOTING POWER - 12,343,743
    BENEFICIALLY OWNED BY EACH
      REPORTING PERSON WITH
                                                 ------------------------------------------------------------------
                                                 8.     SHARED VOTING POWER - 2,891,656,682
                                                                                         (See Item 5)

                                                 ------------------------------------------------------------------
                                                 9.     SOLE DISPOSITIVE POWER - 4,263,628


                                                 ------------------------------------------------------------------
                                                 10.    SHARED DISPOSITIVE POWER - 2,891,656,682
                                                                                         (See Item 5)

-------------------------------------------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,904,000,425
         (See Item 5)
-------------------------------------------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                               [ ]

-----------------------------------------------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                  55.20%
                                                                                          (See Item 5)

-----------------------------------------------------------------------------------------------------------------------
14.            TYPE OF REPORTING PERSON - CO

-----------------------------------------------------------------------------------------------------------------------

         This Amendment No. 5 amends the Statement on Schedule 13D, dated October 19, 2001, as amended (as previously amended, the "Statement on Schedule 13D"), filed by IntesaBci S.p.A., a company organized under the laws of the Republic of Italy ("BCI"), with respect to the ordinary shares, euro 0.55 par value per share, of Telecom Italia S.p.A., a company incorporated under the laws of the Republic of Italy. Capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Statement on Schedule 13D.

         BCI, Pirelli, Edizione Holding, UniCredito and the Purchaser are members of a group with respect to the Telecom Italia Shares. This Amendment constitutes a separate filing on Schedule 13D by BCI in accordance with Rule 13d-1(k)(2) under the Securities Exchange Act of 1934, as amended.

Item 4.  PURPOSE OF TRANSACTION.

         On February 14, 2002, Telecom Italia issued a press release outlining aspects of its industrial and financial plan. This press release was prepared by Telecom Italia and the reporting person takes no responsibility for the contents thereof. A copy of the press release was filed as an exhibit to Amendment No. 10 to Pirelli's Schedule 13D, dated February 21, 2002 (the "Pirelli Amendment"), is filed as Exhibit 23 to this Schedule 13D and is incorporated by reference herein.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Based on the information contained in the Pirelli Amendment, we understand that on February 8, 2002, Pirelli Finance (Luxembourg) S.A., a wholly-owned subsidiary of Pirelli, entered into an equity swap transaction with JPMorgan Chase Bank. The details of the transaction are set forth in the Pirelli Amendment and a copy of a letter agreement setting forth the principal terms of the transaction is filed as an exhibit to the Pirelli Amendment.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Second Amendment to Shareholders Agreement
         ------------------------------------------

         Based on the information contained in the Pirelli Amendment, we understand that on February 13, 2002, Pirelli, Edizione Holding and Edizione Finance International S.A. entered into an amendment to the Shareholders Agreement (the "Shareholders Agreement Amendment No. 2"). The details of the amendment are set forth in the Pirelli Amendment and a copy of the Shareholders Agreement Amendment No. 2 is filed as an exhibit to the Pirelli amendment.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.



EXHIBIT NO.           DESCRIPTION
-----------           -----------
Exhibit 23            Press release, dated as of February 14, 2002, issued by Telecom
                      Italia (incorporated by reference to Exhibit 34 to Amendment No.
                      10 to the Schedule 13D, dated February 21, 2002, filed with the
                      Securities and Exchange Commission by Pirelli S.p.A.)


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           INTESABCI S.P.A.



                                           By: /s/ Gerardo Rizzi
                                               --------------------------------
                                               Name:   Gerardo Rizzi
                                               Title: Executive Manager


                                               Dated:  March 13, 2002